June 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Lory Empie
William Schroeder
Robert Arzonetti
Todd Schiffman

Re: CoastalSouth Bancshares, Inc.

Registration Statement on Form S-1, as amended (File No. 333-287854)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CoastalSouth Bancshares, Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., Washington, D.C. time, on July 1, 2025, or as soon as thereafter practicable, or at such other time as the Registrant or its outside counsel, Alston & Bird LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 400 copies of the Preliminary Prospectus dated June 24, 2025 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PIPER SANDLER & CO.

As Representative of the several underwriters

[Signature Pages Follow]

PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

cc: David Ghegan, Troutman Pepper Locke LLP

[Signature Page to Acceleration Request Letter]